SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                           Report of Foreign Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934




                                  For 31 May, 2006


                        The Governor and Company of the
                                Bank of Ireland
                                   Head Office
                               Lower Baggot Street
                                    Dublin 2
                                     Ireland


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X... Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):




                Bank of Ireland Preliminary Results Announcement
                            Year to 31st March 2006

Bank of Ireland will host a results presentation at 9.30am today, 31st May 2006 at the following venues:

Bank of Ireland Head Office, Lower Baggot Street, Dublin 2
UBS Investment Bank, 100 Liverpool Street, London, EC2M 2PP

This presentation will be simultaneously webcast on our website:
www.bankofireland.ie/investor

ENDS

For further information, please contact:

Geraldine Deighan Head of Group Investor Relations +353 1 6043501
Dan Loughrey Head of Group Corporate Communications +353 1 6043833




                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



The Governor and Company
of the Bank of Ireland




John B. Clifford
Group Secretary



Date: 31 May, 2006